SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐  No  ☒

UPM-Kymmene Corporation Stock Exchange Release June 21, 2005 at 17:30

UPM to sell Loparex Group to capital investment company Mountaintop Investments

UPM has signed an agreement on the sale of Loparex Group, a business unit in UPM’s Converting Division, to Mountaintop Investments B.V. The buyer is a capital investment company belonging to ABN AMRO Capital Group. The sale price is approximately EUR 230 million. The transaction is expected to be concluded during the third quarter in 2005. The deal is subject to approval by authorities. The capital gain from the sale of Loparex Group has no material profit impact. The final capital gain will be determined on the basis of the financial statement to be prepared at the closing of the deal.

Loparex is the world’s leading producer of siliconized release materials for hygiene products, labels and industrial applications. The production plants are located in Finland, Great Britain, the Netherlands, the United States and China and a joint venture in India. The turnover of Loparex Group amounted to EUR 337 million in 2004 and it employs some 1,350 people.

With the sale of Loparex Group, UPM will focus on developing its converting business on fast growing businesses based on proprietary knowhow and product development. After the sale of Loparex, UPM’s Converting Division consist of Raflatac producing pressure-sensitive labelstock, UPM Rafsec producing RFID (radio frequency identification) tags and Walki Wisa producing wrappings and composite materials for industrial applications.

Mountaintop Investments B.V. is ABN AMRO Capital’s subsidiary. ABN AMRO Capital is the global private equity business of international bank ABN AMRO, with investment teams operating in 10 countries worldwide including the Netherlands, UK, France, Spain, Italy, Sweden and Australia.

For more information, please contact:

Mr Matti Lindahl, President, Special Coatings Business, UPM,

tel. +49 171 6127 688

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations